June 2, 2025

Xiameng Ding
Chief Executive Officer
HCYC Holding Company
HCYC Group Company Limited
Suite 1008, 10/F., Ocean Centre, Harbour City
5 Canton Road, Tsim Sha Tsui, Hong Kong

       Re: HCYC Holding Company
           HCYC Group Company Limited
           Amendment No. 3 to Registration Statement on Form F-4
           Filed May 6, 2025
           File No. 333-282624
Dear Xiameng Ding:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-4
General

1. Please update your registration statement throughout to provide disclosure as of a recent date. As examples only, we note that your beneficial ownership tables on pages 183 and 184 are as of January 4, 2024. Similarly, it appears that your related party transactions section has not been update to include new related party transactions listed in Note 4 to the financial statements on page F-50.
2. Based on your disclosure on page F-50 it appears that there may be an outstanding loan to Mr. Kwok Wai Man, Chief Executive Officer of HCYC HK. Please tell us if there are outstanding loans to be paid off by your officers or directors and if so if the
 June 2, 2025
Page 2

       loans will be paid off prior to completion of the merger.
3.     We note your disclosure on page F-53 that "[f]or six months ended
September 30,
       2024, three customers accounted for approximately 45.5 %, 41.8 % and
12.1 % of the
       Company   s total revenue. For the six months ended September 30, 2023, two
       customers accounted for approximately 81.0 % and 13.4 % of the Company s total
       revenue. As of September 30, 2024, two customers    accounts receivable
accounted
       for 72.2 % and 17.3 % of the total outstanding accounts receivable balance. Two customers accounted for approximately 63.7 % and 32.9 % of the total accounts receivable balance as of March 31, 2024." Please revise your business section and the risk factor on page 54 to update information related to your customer concentrations.
Summary of the Proxy Statement/Prospectus
Selected Unaudited Financial Information of HCYC, page 26

4. Please revise your discussion here, and on page 162, to properly reflect gross profit of
       $1,407,344 for the fiscal year ended March 31, 2024, compared to $308,694 for the same period of 2023.
Recent Developments, page 47

5. We note your response to prior comment 1, and your revised disclosure on pages 47 and 72. Noting that your extension to comply with the Nasdaq Minimum
Public
       Holders Rule appears to have passed as of of May 28, 2025, please update your disclosure here and in the risk factor starting on page 72 as it relates to compliance with this rule. Similarly, update your disclosure related to compliance with the Nasdaq
       Minimum Market Value of Listed Securities Requirement.
Redemption Rights, page 47

6. We note your response to prior comment 3 and your revised disclosure describing the shareholders' redemption rights. Please further expand your discussion to describe the rights of non-redeeming shareholders and the events that permit for redemption, such as extensions of deadlines to consummate the merger or other events.
7. We note your disclosure that "AlphaTime does not expect to extend the time period to consummate its initial business combination beyond 36 months from the closing of the IPO (any such extension would be made in compliance with Nasdaq Rule 5101-
       2(d))." We also note that you are currently listed on Nasdaq and that Nasdaq Rule
       5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration
       statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 30, 2025.
Alphatime's Management's Discussion and Analysis
Other Contractual Obligations, page 153

8. We note that you have removed the disclosure that "[a]fter the Company's IPO, the
 June 2, 2025
Page 3

       underwriters of the Company did not provide other additional services for the merger agreement and no additional services fees were incurred. The deferred underwriting commission will be paid upon the completion of the initial business combination."
       Please reinstate your prior disclosure or provide updated disclosure related to underwriter compensation.
Transforming the Customer Journey, page 164

9. Please revise your disclosure on pages 54 and 164 to include the percentage of revenue and accounts receivable attributed to your two major partnered insurance providers, similar to that provided on page F-39.
HCYC's Management's Discussion and Analysis
Results of Operations
Cost of Revenues, page 179

10. We note your disclosure that the number of first-year policy referral purchases increased from 485 for the six months ended September 30, 2023 to 239 for the six months ended September 30, 2024. Please revise your disclosure to clarify whether referral purchases increased or decreased and to ensure that the metrics provided are consistent with this disclosure.
Gross Profit, page 179

11. Please revise your disclosure to clarify, if true, that the decrease in gross profit was primarily due to a decrease in the number of first-year policies facilitated.
Compensation and benefits, page 179

12. Please revise your disclosure to include compensation and benefits as a separate line item in your breakdown of general and administrative expenses so that it agrees to your statements of operations. Alternatively, revise your disclosure to clarify that compensation and benefits expense is included in total general and administrative expenses as disclosed in your statements of operations.
Item 21. Exhibits and Financial Statement Schedules, page II-1

13. We note your disclosure on page F-9 that on April 14, 2025 you amended and restated
       the promissory notes with Alphamade Holding LP. Please file the amended promissory notes as exhibits to your registration statement or advise.
 June 2, 2025
Page 4

       Please contact Lory Empie at 202-551-3714 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Michael J. Blankenship, Esq.